January 18, 2006

Mr. William Choi

Accounting Branch Chief

United States Securities and Exchange Commission

450 Fifth St. N.W., Mail Stop 3561

Washington, D.C. 20549

Re:  Tuesday Morning Corporation

        Form 10-K for the Fiscal Year Ended December 31, 2004

        Filed March 9, 2005

        File No. 0-19658

Dear Mr. Choi,

This letter is in response to your letter of December 30, 2005 commenting on our Form 10-K for the fiscal year ended December 31, 2004.  Thank you for extending the due date of our response to January 25, 2006.  Your questions and our related responses are included herewith.

Form 10-K for the Fiscal Year Ended December 31, 2004
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates, page 21
SEC Question 1:

In future filings, please revise your discussion of critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates.  Please also provide an analysis of the sensitivity of reported results to changes in your assumptions, judgments and estimates, including the likelihood of obtaining materially different results if different assumptions were applied.  Please see SEC Release No. 33-8350.

Response:

We understand your comments and, in future filings, we will provide enhanced qualitative disclosures concerning critical accounting estimates and, where feasible, determinable and material, an analysis of sensitivity of reported results in changes to assumptions, judgments and estimates.

Results of Operations, page 22

SEC Question 2:

Where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes.  For example, you indicate that the increase in revenues from fiscal year 2002 to 2003 was partially due to a 2.9% increase in comparable store sales.  Please explain in reasonable detail the reasons why comparable store sales increased, including the factors that caused the increase in comparable store transactions and average annual sales per store.  See SEC Release No. 33-8350.

Response:

We understand your comments and, in future filings, we will provide enhanced qualitative disclosures concerning operating results, including comparable store sales and average annual sales per store.  To be completely responsive, we do not monitor comparable store transactions to a detail level enough to determine how many transactions represents one customer or how many customers were in our stores during a reporting period.  As a retailer of close-out merchandise, we can discuss our methodology for determining average annual sales per store and the variables that can increase or decrease average annual sales per store, such as store size, store location, timing of new store openings, mix of products sold and particular selling season of the year.

SEC Question 3:

Where you describe more than one business reason for significant change in a financial statement line item between periods, please quantify, where possible, the incremental impact of each individual business reason on the overall change.  In doing so, please quantify in dollars:

•                  changes in comparable store sales and non-comparable store sales within your analysis and discussions of net sales

•                  changes in material cost of sales expenses, such as merchandise and distribution costs, within your analysis and discussions of gross profit; and

•                  changes in material selling, general and administrative expenses, such as labor, occupancy, and advertising costs, within your analysis and discussions of selling, general and administrative expenses.

Please refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Response:

We believe that for certain measures giving percentage changes provides more meaningful information to the reader than disclosing dollar amounts representing the changes.  With an increasing store base and the impact of sales increases or decreases per store and the impact of variable expenses versus fixed expenses, we believe that the reader is more accurately informed by our disclosure of the change in the relative percentages of major expense categories.  We believe providing both dollars and percentages for specific expense categories would disclose sensitive competitive information and is not consistent with disclosures of other retailers.  For example, retailers and analysts closely watch gross profit percentages as opposed to gross profit dollars. Additionally, certain quantified disclosures of the change in rent and occupancy, if disclosed, would allow a competitor to determine how much our new stores are costing in rent and occupancy since we disclose on page 18, Item 6, of our December 31, 2004 10-K, how many new stores we opened during the calendar year.  Similar information is also provided on a quarterly basis in our 10-Q and would provide significant, competitive information to another retailer.

We believe our disclosure is responsive and consistent with disclosure provided by other retailers, but in the future, we will increase our qualitative discussions, where possible, surrounding individual business reasons for the changes and disclose individual dollar amounts when appropriate and meaningful, specifically a non-recurring event.

SEC Question 4:

We note that you disclose on page 24 the per-share impact of certain material and/or infrequently occurring items, including the redemption premium and non-cash write-off of un-amortized financing costs.  Please tell us why you believe you are permitted to include this non-GAAP measure in your filing considering Question 11 of the SEC’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, available on our website at www.sec.gov.  If you believe inclusion of this measure in your filing is appropriate, please explain how the measure is used by management and in what way it provides meaningful information to investors.  Also, ensure you provide a reconciliation of the measure to the GAAP EPS figure.

Response:

We understand your comment regarding non-GAAP financial statement disclosures.  We will refrain from using non-GAAP disclosures in future filings unless they are accompanied by the reason management believes the non-GAAP financial measure provides useful information to investors regarding financial condition and results of operations and accompanied by a reconciliation of the measure to GAAP earnings per share.

Disclosure Control and Procedures, page 29
SEC Question 5:

We note your disclosure that your management, including your principal executive and financial officers, concluded that your disclosure controls and procedures were effective in ensuring that material information required to be disclosed in your filing was recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms.  Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including, your principal executive and financial officers, to allow timely decision regarding required disclosure.  See Exchange Act Rule 13a-15(e).

Response:

In the past, we believed that Item 9A of Form 10-K and Item 307 of Regulation S-K required only that we disclose our conclusions regarding the effectiveness of our disclosure controls and procedures, as defined in Section 13a-15(e).  It was our view that the definition of disclosure controls and procedures was included in the first sentence of that Rule.  Your request to also include in future filings a confirmation, if true, that our disclosure controls and procedures are effective to ensure that the relevant information is accumulated and communicated to our management, including our principal executive and financial officers, to allow timely decisions regarding required disclosures suggests that it is now the SEC staff’s policy to require that the example of disclosure control and procedures included in the second sentence of Rule 13a-15(e) should also be included in responses to Item 9A of Form 10-K.  Since you have advised us that this is the case, we intend to include such disclosure in future filings.

Report of Independent Registered Public Accounting Firm, page F-2
SEC Question 6:

Please file a revised audit report that refers to the standards as opposed to “auditing standards” of Public Company Accounting Oversight Board (United States).  Please refer to Commission Release 34-49707 dated May 14, 2004 and PCAOB Release 2003-025 (particularly Section B.2) issued December 17, 2003.  The amendment should set forth the entire text of Item 15 and the certifications required by Rule 13a-14(a) and Rule 13a-14(b) of the Exchange Act.

Response:

We understand your comment, but would like to refer you to paragraph 4, page F-2, where the word “auditing” was properly omitted in reference to standards of the Public Company Accounting Oversight Board (United States).  The inclusion of the reference to “auditing” in the second paragraph of the opinion was not intentional, but rather a simple oversight.  The meaning and substance of the wording is still intact and we believe that requiring the Company to file a revised audit report is unnecessarily burdensome and provides no inherent value to the investor community at this late date.  The Company has consistently filed its 10-K and 10-Q’s earlier than required, and being approximately forty-five days from filing our 2005 10-K, we ask that the Staff reconsider the requirement that the Company file a revised audit report for December 31, 2004.  We can assure you that our future 10-K filings will not be deficient in this area.

Form 10-Q for the Fiscal Quarter Ended September 30, 2005
Notes to Consolidated Financial Statements, page 7
SEC Question 7:

We note your disclosure on page 7 regarding the correction of a lease accounting error and that the cumulative effect of the error was recorded in the first quarter of 2005.  Please tell us when (the date) and how you detected the error.  Please also tell us your basis for recording the cumulative effect of the error in income during the first quarter rather than reporting the error as prior period adjustment in accordance with paragraph 38 of APB 20 and paragraph 18 of APB 9.  In particular, please provide us with your qualitative and quantitative assessment of materiality for the related quarterly and annual periods presented in your Form 10-Q for the quarterly period ending March 31, 2005 and the previous Form 10-K which supports your conclusion that these adjustments are not material to your historical financial statements.  In your response, please provide a table showing the previously reported and “as adjusted” amounts.  Refer to SAB Topics 5:F and 1:M.  Please also confirm that, with the exception of the disclosed rent holiday error, you have always been in compliance with the remaining lease accounting guidance set forth in the February 7, 2005 letter from the Office of the Chief Accountant.

Response:

Consistent with industry practice, in prior periods, the Company had reported straight-line rent based on the lease commencement date, which excluded any pre-opening or build-out period.  We became aware of the views of the Office of the Chief Accountant of the Securities and Exchange Commission, expressed in their letter of February 7, 2005, regarding the application of GAAP to operating lease accounting on or about February 28, 2005.  Prior to filing our 10-K on March 9, 2005, management did not believe the error was significant.  Management believed the time required to pre-open and fixture a store, which generally should coincide with the

“rent holiday” period, was not significant (The Company stores are modest and have minimal fixturing with a simple store layout).  However, management undertook a project to review each of our 662 store leases in light of the additional focus on this area.  As a result, and subsequent to the filing of the 10-K, management learned that the “rent holiday” period for certain stores was longer than expected because landlords allowed the Company to take possession of the store prior to commencement of the pre-opening activities.  The majority of the correction of the error, almost 100%, related to the rent holiday error.  This review was completed and results disclosed in our April 7, 2005 news release.

We recorded the error on a cumulative effect basis rather than restate our financial statements as we determined the adjustment to be immaterial both quantitatively and qualitatively.

Quantitatively, for the year ended December 31, 2004 the $2.4 million adjustment, net of tax, was only 3.8% of net income before the adjustment, $65.1 million and $0.06 of the $1.50 earnings per diluted share.  For the quarter ended March 31, 2005, the $2.4 million adjustment, net of tax, reduced our net income from $9.1 million to $6.7 million.  As a retailer, we earn almost 60% of our annual net income in the period October 31st to December 31st and we believe a comparison to the March 31, 2005 quarter, while appearing material as a percentage, is not material on a dollar basis to the annual results in 2005.  Further, when evaluating the impact of the adjustment to the quarter, we considered that the amount was clearly not material to quarterly sales of $185.6 million and gross profits of $72.6 million.  Additionally, as presented below, reflecting the adjustment as restated amounts in the three years previously ending December 31, 2004 was not material to previously reported results and did not materially impact the financials or the trend in earnings either annually or quarterly.

Qualitatively, the adjustment was determined by us to be immaterial due to the following factors: 1) the adjustment was a non-cash adjustment that did not have any effect on our positive cash flow from operations, 2) the adjustment did not cause us, for the year ending December 31, 2004 and the quarter ending March 31, 2005, to change from reporting income to reporting a loss, 3) the adjustment being only 3.9% of net income for the prior year ended December 31, 2003 did not mask a material change in earnings or the trend of earnings, 4) the adjustment did not cause us to violate any of our loan covenants, and 5) management did not improperly receive any manner of bonus compensation due to not recording the adjustment for the year ended December 31, 2004.

	2004	2003	2002

Net income as reported	$62,617	$53,661	$44,081

GAAP rent adjustment net of tax	323	298	417

Net income as adjusted	$62,294	$53,363	$43,664

Net income per share
Basic as reported	$1.53	$1.32	$1.10
Basic as adjusted	$1.52	$1.32	$1.09

Diluted as reported	$1.50	$1.29	$1.07
Diluted as adjusted	$1.49	$1.29	$1.06

In our detail review of our lease accounting, we did identify certain leases with escalating rent that our previous lease accounting procedures did not properly account for.  We discovered that our rent accrual was understated by $158 thousand after-tax dollars, as of the year ended December 31, 2004. This amount was included in our error correction recorded on March 31, 2005.

With the exception noted above, we would like to confirm that we have always been in compliance with the remaining lease accounting guidance set forth in the February 7, 2005 letter from the Office of the Chief Accountant.

Form 8-K filed July 21, 2005
SEC Question 8:

We note that you disclose net income and diluted earnings per share excluding the lease accounting error adjustment recorded in the first quarter of 2005.  We also note that similar disclosure is included in your Forms 8-K filed on April 21, 2005 and December 22, 2005.  As required by SEC Release No. 33-8176, please disclose the following information in future filings:

•                  The reasons why management believes that presentation of the non-GAAP financial measures provide useful information to investors regarding your financial condition and results of operations; and

•                  To the extent material, the additional purposes, if any, for which management uses the non-GAAP financial measures that are not otherwise disclosed.

Response:

We understand your comment regarding non-GAAP financial statement disclosures.  We will refrain from using disclosures in future filings unless they are accompanied by the reasons management believes the non-GAAP financial measure provides useful information to investors regarding financial condition and results of operations.

We hope our responses have fully answered your questions.

Yours truly,

/s/ Loren K. Jensen

Loren K. Jensen
Executive Vice President and Chief Financial Officer
Office: 972-934-7251
Fax: 469-374-0493
Email: ljensen@tuesdaymorning.com

cc:         Kathleen Mason

                        President and Chief Executive Officer